Morgan, Lewis & Bockius LLP

1111 Pennsylvania Ave., N.W.

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

Ashley Vroman-Lee

202.739.5914

avromanlee@morganlewis.com

May 10, 2010

Via Edgar Correspondence

Mr. Jeffrey A. Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:                               Rydex Variable Trust — Post Effective Amendment No. 43

(File Nos. 333-57017 and 811-08821)

Dear Mr. Foor:

This letter responds to your comments conveyed via an electronic message on March 6, 2010 relating to the Rydex Variable Trust (the “Trust”) Post-Effective Amendment No. 43 (“PEA No. 43”), filed on January 13, 2010 in connection with introducing the DWA Flexible Allocation Fund and the DWA Sector Rotation Fund (the “Funds”) into Trust.  The following summarizes your comments, and our response to those comments.  Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectuses and/or Statement of Additional Information (“SAI”).

Prospectus

1.               Comment.  Under the heading, “Fees and Expenses of the Fund,” disclose that the fees and expenses of the separate account or insurance contract are not reflected and if such fees were reflected expenses shown would be higher.

Response.  We have revised the section “Fees and Expenses of the Fund” as follows (underlined language represents new language):

FEES AND EXPENSES OF THE FUND — This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.  Owners of variable annuity and insurance contracts that invest in the Fund should refer to the variable insurance contract prospectus for a description of fees and expenses since the “Fund Fees and Expenses” table and “Example” information does not reflect deductions at the separate account level or contract level for any charges that may be incurred under a contract.  If this information were to reflect the deduction of insurance charges, fees and expenses would be higher.

2.               Comment.  In the line item, “Fees and Expenses of the Fund — Shareholder Fees” please change “None” to “N/A.”

Response.  We have made the requested change and replaced “None” with “N/A.”

3.               Comment.  Under the heading, “Fees and Expenses of the Fund,” confirm there is no 12b-1 plan in place.  If there is a plan, confirm that there has been a board resolution to not impose the fee or instead disclose the fee in the table.

Response.  We have confirmed that there is no distribution or 12b-1 plan in place for Rydex Variable Trust, and therefore no distribution fee, as reflected in the Fees and Expenses Table.

4.               Comment.  In the line item, “Fees and Expenses of the Fund — Other Expenses,” disclose in a footnote that other expenses are estimated for the current fiscal year.

Response.  We have included the following footnote under “Other Expenses” (underlined language represents new language):

“Other Expenses” and “Acquired Fund Fees and Expenses” are based on estimated amounts for      the current fiscal year.

5.               Comment.  Under the heading, “Fees and Expenses of the Fund,” remove the narrative below the table as this as it is neither permitted nor required by the Form N-1A.

Response.  We have revised this section accordingly.

6.               Comment.  Under the heading, “Example,” per Item 3, Instruction 6(b), complete only the 1 year and 3 year portions of the example.

Response.  We have revised the “Example” section accordingly.

7.               Comment.  Under the heading, “Principal Investment Strategies,” please clearly disclose that this fund is organized as a fund of funds.

Response.  We have revised the “Principal Investment Strategies” section to include that the Fund is organized as a “fund of funds” as follows (underlined language represents new language):

The Fund, a “fund of funds,” seeks to achieve its objective by investing in a portfolio of exchange-traded funds (“ETFs”) to allocate among both domestic and international sectors.

8.               Comment.  Under the heading, “Principal Investment Strategies,” please revise the statement that the fund will invest in “financial instruments, which primarily consist of futures contracts” by providing a complete explanation of the types of securities in which the fund will invest.  Please apply this to “alternative assets” as well.

Response.  We have revised the following disclosure (underlined language represents new language):

“The Fund will invest in affiliated and unaffiliated ETFs, including inverse and fixed income ETFs, and futures contracts and options and options on futures, to gain exposure to selected market segments and to attempt to manage risk associated with such exposure.”

Regarding “alternative assets,” the principal investment strategy currently states that “alternative assets” refers “to investments that are historically non-correlated to either the equity or fixed income markets, such as commodities or real estate.”  We do not believe further explanation is warranted.

9.               Comment.  Under the heading, “Principal Investment Strategies,” please define the term “net short.”  See Rule 421.

Response.  We have revised the following language (underlined language represents new language):

The Fund may be net short at times, which means the Fund’s portfolio may hold a larger proportion of short positions than long positions.

10.         Comment.  Under the heading, “Principal Investment Strategies,” for the Sector Rotation Fund, define “market neutral.”

Response.  We have revised the following language (underlined language represents new language):

The Fund is not designed to be net short, but it may be market neutral at times, meaning that the Fund may invest in equal or offsetting long and short positions.

11.         Comment.  Under the heading, “Principal Risks,” Item 4 disclosure should summarize Item 9 disclosure.  The risk disclosure in Item 4 goes beyond that of a summary.  The principal risks should be disclosed with a brief summary and additional disclosure should appear in Item 9.

Response.  We have confirmed that each risk summary included in the Item 4 disclosure is a brief summary of the risk disclosure appearing in Item 9.

12.         Comment.  Under the heading, “Principal Risks,” please consider if the principal risks in response to Item 4 include only those that are unique to the Fund based on its strategies.  For example, please explain why Early Closing Risk and Trading Halt Risk are principal risks associated with the principal strategies of these portfolios.

Response.  We have confirmed with our client that Early Closing Risk and Trading Halt Risk are not principal risks of the Fund, and therefore, we have deleted this risk disclosure.  We have confirmed that all other principal risks are applicable to each Fund.

13.         Comment.  Under the heading, “Principal Investment Strategy Risks,” please add corresponding strategies that create the risks disclosed (e.g., emerging markets risk is listed for both Funds but the principal investment strategy does not mention investments in emerging markets).

Response.  We have revised the following language (underlined language represents new language):

The Fund seeks to achieve its objective by investing primarily in a portfolio of exchange-traded funds (“ETFs”) to allocate its investment exposure among domestic equity, international equity,

fixed income, and alternative asset classes.  Certain of the Fund’s international equity investments may be in countries or regions deemed to be emerging markets.

14.         Comment.  Under the heading, “Principal Risks: Fixed Income Risk,” if appropriate, revise to reflect that this is a principal risk to the Fund as opposed to a risk for a particular underlying fund.

Response.  We have revised the following language (underlined language represents new language):

FIXED INCOME RISK: An underlying fund’s investment in fixed income securities will change in value in response to interest rate changes and other factors, such as the perception of the issuer’s creditworthiness.  For example, the value of fixed income securities will generally decrease when interest rates rise, which may indirectly impact the Fund and cause the value of the Fund to decrease.  In addition, an underlying fund’s investment in fixed income securities with longer maturities will fluctuate more in response to interest rate changes.

15.         Comment.  Under the heading, “Principal Risks: Stable Price Per Share Risk, Income Risk and Tax Risk,” if appropriate, revise to reflect that this is a principal risk to the Fund as opposed to a risk for a particular underlying fund.

Response.  We have deleted “Stable Price Per Share Risk” as it is not a principal risk and have revised “Income Risk” and “Tax Risk” as follows (underlined language represents new language):

INCOME RISK - Income risk involves the potential for a decline in the yield of certain of the Fund’s investments, including stocks, bonds, and ETFs.  For example, interest and/or dividend income produced by certain of the Fund’s investments will vary over time, which may cause the Fund’s value to fluctuate.

TAX RISK - Certain of the underlying funds currently gain significant exposure to the commodities markets by investing in commodities and/or commodity-linked derivative instruments.  The Fund may invest up to 25% of its assets in such an underlying fund so long as the underlying fund is treated as a qualified publicly traded partnership (“QPTP”).  If the underlying fund fails to qualify as a QPTP, the income generated from the Fund’s investment in the underlying fund may not comply with certain income tests necessary for the Fund to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended.  The Fund will only invest in such an underlying fund if it intends to qualify as a QPTP, but there is no guarantee that each of the underlying funds will be successful in qualifying as a QPTP.

16.         Comment.  Under the heading, “Purchase and Sale of Fund Shares,” revise the statement that shares are sold “primarily” to insurance companies for separate accounts to clarify the other purchasers of the Fund or remove the term “primarily.”

Response.  We have revised the language as follows (bracketed language represents deleted language):

PURCHASE AND SALE OF FUND SHARES - Shares of the Fund are purchased [primarily] by insurance companies for their separate accounts to fund variable life insurance and variable annuity contracts.

17.         Comment.  Under the heading, “Tax Information,” please more effectively tailor the Tax Information disclosure in response to Item 7 to reflect that the fund is sold to insurance company separate accounts (as disclosed later in the prospectus).

Response.  We have replaced the current language with the following language:

TAX INFORMATION — The tax consequences of your investment in the Fund depends on the provisions of the annuity or life insurance program through which you invest.  For more information on taxes, please refer to the accompanying prospectus of the annuity or life insurance program through which Fund shares are offered.

***

I hereby acknowledge on behalf of Rydex Variable Trust (the “Trust”) that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5914 or John McGuire at 202.739.5654.

Sincerely,

/s/ Ashley Vroman-Lee
Ashley Vroman-Lee

cc:	Amy Lee
Joanna Haigney
Margaux Massie
W. John McGuire
Laura E. Flores